FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: February 15, 2006	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX:SLW
Feb. 13, 2006	AMEX:SLW

FOURTH QUARTER HIGHLIGHTS

-  Net earnings of US$7.0 million (US$0.04 per share) for the three months from the sale of 2.2 million ounces of silver (four months ended December 31, 2004 – net earnings of US$1.8 million (US$0.02 per share) from the sale of 1.5 million ounces).

-  Operating cash flows of US$7.7 million (US$0.05 per share), compared to US$8.4 million (US$0.09 per share) in 2004.

-  Cash and cash equivalents at December 31, 2005 of US$117.7 million and working capital of US$118.7 million (December 31, 2004 – US$20.0 million and US$18.1 million, respectively).

-   In December, 2005, the Company raised gross proceeds of US$86 million by way of public offering.

-   The Company is debt free, unhedged and seeking further acquisitions.

During the year ended December 31, 2005, the Company generated net earnings of US$25.3 million (US$0.15 per share) from the sale of 9.7 million ounces of silver (four months ended December 31, 2004 – net earnings of US$1.8 million (US$0.02 per share) from the sale of 1.5 million ounces). Operating cash flows for 2005 were US$30.0 million (US$0.18 per share), compared to US$8.4 million (US$0.09 per share) for the four months ended December 31, 2004.

A conference call will be held Tuesday, February 14, 2006 at 11:00 am (ET) to discuss these results. You may join the call by dialing toll free 1-800-769-8320 or (416) 695-5259 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.silverwheaton.com.

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. All figures are in United States dollars unless otherwise noted. This Management's Discussion and Analysis has been prepared as of February 13, 2006.

2005 HIGHLIGHTS

- Net earnings of $25.3 million ($0.15 per share) from the sale of 9.7 million ounces of silver (four months ended December 31, 2004 - net earnings of $1.8 million ($0.02 per share) from the sale of 1.5 million ounces).

- Operating cash flows of $30.0 million (four months ended December 31, 2004 - $8.4 million).

- Cash and cash equivalents at December 31, 2005 of $117.7 million (December 31, 2004 - $20.0 million) and working capital of $118.7 million (December 31, 2004 - $18.1 million).

- Acquired 15% interest in Bear Creek Mining Corporation, developing the Corani silver project in Peru.

- In July, 2005 the Company began trading on the AMEX under the symbol SLW.

- In December, 2005 the Company raised gross proceeds of $86 million by way of public offering.

- The Company is debt free, unhedged and seeking further acquisitions.

- In February, 2006, Silver Wheaton announced that it had agreed to amend its existing agreement with Goldcorp, whereby Silver Wheaton will acquire increased silver production from Goldcorp of more than 100 million ounces over 24 years, increasing annual silver sales to 15 million ounces by 2009.

OVERVIEW

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a growth-oriented silver company, and is the only mining company with 100% of its revenue from silver production. The Company's goal is to be recognized as the largest, most profitable and best managed pure silver company in the world.

During the four months ended December 31, 2004, Silver Wheaton acquired the rights to purchase all of the silver produced by Goldcorp's Luismin mines in Mexico, and by Lundin Mining's Zinkgruvan mine in Sweden (the "Luismin Transaction" and the "Zinkgruvan Transaction" respectively). Both mines are low-cost producers and are expected to have remaining lives of over 20 years.

During August, 2005, the Company acquired approximately 15% of the common shares of Bear Creek Mining Corporation (TSXV: BCM) ("Bear Creek") for total consideration of $13.7 million (Cdn$16.4 million.)

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit. The Company is actively pursuing further growth opportunities either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

On February 13, 2006, Silver Wheaton announced that it had agreed to amend its existing silver purchase agreement with Goldcorp, in connection with Goldcorp's plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico, resulting in projected additional silver production of more than 100 million ounces over the remaining term of their 25 year agreement. As a result, Silver Wheaton anticipates annual silver sales of approximately 11.5 million ounces for 2006, 2007 and 2008, increasing to 15 million ounces per annum thereafter.

/T/

SUMMARIZED FINANCIAL RESULTS

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                   December 31  December 31    August 31   August 31

                          2005         2004         2004        2003

                    (12 Months)   (4 Months)  (12 Months) (12 Months)

--------------------------------------------------------------------

Silver sales

 ($000's)            $  70,895    $  10,986     $      -    $      -

 Ounces (000's)          9,702        1,505            -           -

 Average

  realized

  silver price

 ($'s per ounce)     $    7.31    $    7.30     $      -    $      -

 Total cash cost

  ($'s per ounce)(1) $    3.90    $    3.90     $      -    $      -

Net earnings

 (loss) ($000's)     $  25,291    $   1,765     $   (151)   $     59

Basic and diluted

 earnings (loss)

 per share           $    0.15    $    0.02     $  (0.09)   $   0.03

Cash flow from

 (used in)

 operations

 ($000's)            $  30,004    $   8,356     $    (44)   $    (15)

Cash and cash

 equivalents

 ($000's)            $ 117,741    $  19,989     $    320    $     92

Total assets

 ($000's)            $ 266,151    $ 156,988     $ 53,491    $    543

Shareholders'

 equity ($000's)     $ 264,190    $ 154,431     $ 50,171    $    446

(1) Refer to discussion on Non-GAAP measures

QUARTERLY FINANCIAL RESULTS

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                                            2005

                              Q4       Q3       Q2       Q1    Total

--------------------------------------------------------------------

Silver sales ($000's)   $ 17,474 $ 18,081 $ 19,263 $ 16,077 $ 70,895

 Ounces (000's)            2,176    2,535    2,668    2,323    9,702

 Average realized

  silver price

  ($'s per ounce)       $   8.03 $   7.13 $   7.22 $   6.92  $  7.31

 Total cash cost

  ($'s per ounce)(1)    $   3.90 $   3.90 $   3.90 $   3.90  $  3.90

Net earnings ($000's)   $  7,009 $  6,378 $  6,722 $  5,182 $ 25,291

Basic and diluted

 earnings per share     $   0.04 $   0.04 $   0.04 $   0.03  $  0.15

Cash flow from

 operations ($000's)    $  7,654 $  7,947 $  9,253 $  5,150 $ 30,004

(1) Refer to discussion on Non-GAAP measures

                   December 31    August 31       May 31 February 29

                          2004         2004         2004        2004

                     (4 Months)   (3 Months)   (3 Months)  (3 Months)

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Silver sales

 ($000's)            $  10,986    $       -     $      -    $      -

 Ounces (000's)          1,505            -            -           -

 Average realized

  silver price

 ($'s per ounce)     $    7.30    $       -     $      -    $      -

 Total cash cost

 ($'s per ounce)(1)  $    3.90    $       -     $      -    $      -

Net earnings (loss)

 ($000's)            $   1,765    $     (16)    $    (20)   $   (152)

Basic and diluted

 earnings (loss)

 per .share          $    0.02    $   (0.01)    $  (0.01)   $  (0.09)

Cash flow from

 (used in)

 operations

 ($000's)           $    8,356    $     (29)    $    (19)   $      8

(1) Refer to discussion on Non-GAAP measures

/T/

During the three months ended December 31, 2005, the Company realized record net earnings of $7.0 million (four months ended December 31, 2004 - $1.8 million) from the sale of 2.2 million ounces of silver (four months ended December 31, 2004 - 1.5 million).

/T/

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

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                          Twelve Months Ended December 31, 2005

                       Luismin   Zinkgruvan    Corporate       Total

--------------------------------------------------------------------

Silver sales

 ($000's)            $  57,406    $  13,489     $      -    $ 70,895

 Ounces (000's)          7,886        1,816            -       9,702

 Average realized

  silver price

  ($'s per ounce)    $    7.28    $    7.43     $      -    $   7.31

 Total cash cost

  ($'s per ounce)(1) $    3.90    $    3.90     $      -    $   3.90

Net earnings (loss)

 ($000's)            $  23,721    $   3,335     $ (1,765)   $ 25,291

(1) Refer to discussion on Non-GAAP measures

                            Four Months Ended December 31, 2004

                       Luismin   Zinkgruvan    Corporate       Total

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Silver sales

 ($000's)            $  10,175    $     811     $      -    $ 10,986

 Ounces (000's)          1,387          118            -       1,505

 Average realized

  silver price

  ($'s per ounce)    $    7.34    $    6.89     $      -    $   7.30

 Total cash cost

  ($'s per ounce)(1) $    3.90    $    3.90     $      -    $   3.90

Net earnings (loss)

 ($000's)            $   4,179    $     140     $ (2,554)   $  1,765

(1) Refer to discussion on Non-GAAP measures

/T/

The Company has three business segments, the Luismin contract, the Zinkgruvan contract and corporate operations.

Luismin

On October 15, 2004, a 100% subsidiary of the Company, Silver Wheaton (Caymans) Ltd. ("SW Caymans"), entered into an agreement to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico. During 2005, SW Caymans purchased 7.9 million ounces (four months ended December 31, 2004 - 1.4 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold it for an average price of $7.28 per ounce (four months ended December 31, 2004 - $7.34 per ounce). The Company's cash flows and net earnings under the Luismin silver contract for 2005 were $26.5 million (four months ended December 31, 2004 - $4.8 million) and $23.7 million (four months ended December 31, 2004 - $4.2 million), respectively.

During 2005, an aggressive exploration and development program was carried out at Luismin's San Dimas mine. This program has been successful with deep and on-strike extensions of the central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins. At December 31, 2004, the Luismin mines had proven and probable reserves of 40.3 million ounces of silver and inferred resources of 145.6 million ounces of silver. Luismin has historically converted resources into reserves at a rate of approximately 90%.

The results of the Luismin mine operations for the years ended December 31, 2005 and 2004 are shown below:

/T/

                                            2005

                            Q4           Q3           Q2          Q1

--------------------------------------------------------------------

Ore milled (tonnes)    250,600      244,000      218,700     199,000

Grade (grams/tonne)

- Gold                    5.57         5.55         6.23        6.59

- Silver                298.02       331.51       310.35      334.63

Recovery (%)

- Gold                      94%          94%          95%         95%

- Silver                    88%          88%          91%         88%

Production (ounces)

- Gold                  42,200       41,000       41,800      40,000

- Silver             1,855,700    2,005,700    1,974,400   1,894,000

Sales (ounces)

- Gold                  42,200       39,100       44,000      38,300

- Silver             1,819,800    2,003,800    2,088,000   1,974,400

                                            2004

                            Q4           Q3           Q2          Q1

--------------------------------------------------------------------

Ore milled (tonnes)     199,900     187,800      192,600     209,800

Grade (grams/tonne)

- Gold                     5.35        5.95         5.61        5.19

- Silver                 280.28      326.23       302.17      266.00

Recovery (%)

- Gold                       94%         95%          95%         94%

- Silver                     88%         91%          89%         90%

Production (ounces)

- Gold                   32,300      34,200       33,300      32,700

- Silver              1,586,900   1,798,700    1,664,400   1,615,500

Sales (ounces)

- Gold                   32,800      33,400       33,500      32,400

- Silver              1,615,100   1,792,000    1,654,500   1,612,900

/T/

Since October 15, 2004, all silver produced by Luismin has been sold to Silver Wheaton Corp at a price of $3.90 per ounce.

On February 13, 2006, Silver Wheaton announced that it has agreed to amend its existing silver purchase agreement in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Silver Wheaton’s annual silver sales will increase to approximately 11.5 million ounces for 2006, 2007 and 2008, increasing to 15 million ounces per annum thereafter.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007).  Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton, and a US$20 million promissory note, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton.  Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton. The total consideration of US$150 million is equal to the approximate value of Silver Wheaton’s share of the future capital expenditures estimated over the remaining life of the existing agreement.

Production of silver at the Luismin mines, which in 2005 approximated 8 million ounces, is expected to average approximately 9.5 million ounces for 2006, 2007 and 2008, increasing to 13 million ounces per annum thereafter. As a result of the amendment to the silver purchase agreement, Silver Wheaton will not be required to fund its 50% share of the increased capital expenditures planned by Goldcorp and will preserve its cash resources to fund growth opportunities.

Zinkgruvan

On December 8, 2004, SW Caymans entered into an agreement to purchase all of the silver produced by Lundin Mining's Zinkgruvan mining operations in Sweden ("Zinkgruvan"). During 2005, SW Caymans purchased 1.7 million ounces (four months ended December 31, 2004 - 0.2 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 1.8 million ounces (four months ended December 31, 2004 - 0.1 million ounces) for an average price of $7.43 per ounce (four months ended December 31, 2004 - $6.89 per ounce). The Company's cash flows and net earnings under the Zinkgruvan silver contract for 2005 were $4.3 million (four months ended December 31, 2004 - $0.4 million) and $3.3 million (four months ended December 31, 2004 - $0.1 million), respectively.

As at December 31, 2004, Zinkgruvan had proven and probable silver reserves of 28.7 million ounces, measured and indicated resources of 8.1 million ounces and inferred silver resources of 27.5 million ounces. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

/T/

CORPORATE

                    December 31 December 31    August 31   August 31

(US dollars                2005        2004         2004        2003

 in thousands)       (12 Months)  (4 Months)  (12 Months) (12 Months)

--------------------------------------------------------------------

General and

 administrative      $    1,980   $     381     $     45    $     17

Stock based

 compensation               463       5,046           10           -

Project evaluation           91          69            -           -

Interest income            (705)       (255)           -           -

Foreign exchange

 gain                       (64)     (2,687)           -           -

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Corporate net loss   $    1,765   $   2,554     $     55    $     17

--------------------------------------------------------------------

--------------------------------------------------------------------

/T/

General and administrative expenses totaled $1,980,000 during 2005 (four months ended December 31, 2004 - $381,000), including $416,000 (four months ended December 31, 2004 - $131,800) paid to Goldcorp for management and administrative services at cost. Also included in general and administrative expenses were professional service fees, including legal, accounting and audit fees, totaling $415,000 (four months ended December 31, 2004 - $100,000), salary expenses of $312,000 (four months ended December 31, 2004 - $nil), and investor relations and regulatory fees of $254,000 (four months ended December 31, 2004 - $54,000). Total general and administrative expenses for the twelve months ended December 31, 2005 were higher than for the four months ended December 31, 2004, because of a full year of operations in 2005 compared to the four month period ended December 31, 2004 for which substantial operations did not commence until October 15, 2004.

The non-cash stock based compensation expense has been estimated using the Black-Scholes option valuation method to determine the fair value of the share purchase options granted.

Interest income during 2005 of $705,000 (four months ended December 31, 2004 - $255,000) was the result of interest on cash balances held in short-term money market instruments.

Project evaluation expenses of $91,000 (four months ended December 31, 2004 - $69,000) were incurred in pursuing additional silver acquisition opportunities. Project evaluation expenses will continue to be incurred for the foreseeable future.

During 2005, a foreign exchange gain of $64,000 (four months ended December 31, 2004 - $2,687,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company's functional currency).

Non GAAP measures - total cash costs per ounce of silver calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During 2005, the Company's total cash costs were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005 the Company had cash and cash equivalents of $117.7 million (December 31, 2004 - $20.0 million) and working capital of $118.7 million (December 31, 2004 - $18.1 million).

During 2005, the Company generated operating cash flows of $30.0 million (four months ended December 31, 2004 - $8.4 million). In the opinion of management, the working capital at December 31, 2005, together with cash flows from operations, are sufficient to support the Company's normal operating requirements on an ongoing basis.

During the year ended December 31, 2005, the Company received proceeds of $2.0 million (four months ended December 31, 2004 - $nil) from the exercise of 710,000 (four months ended December 31, 2004 - nil) share purchase options at a weighted average exercise price of Cdn$3.27 per option. As of February 13, 2006, there were 183,761,000 outstanding common shares, 6,042,300 share purchase options and 165,620,000 share purchase warrants, which are convertible into 39,374,200 shares.

Public offering

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a public offering of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit. Each of the subscription receipts was automatically converted without payment of additional consideration into one common share, and one-half of one Series "B" warrant (TSX:SLW.WT.B) of the Company. Each Series B warrant entitles the holder to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010. Share issue costs amounted to $4.3 million.

Investment in Bear Creek

On August 11, 2005, the Company acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSX VENTURE:BCM) on the open market at a price of Cdn$3.03 per share, for total consideration of $12.2 million (Cdn$14.6 million). In addition, on August 30, 2005, the Company acquired by way of private placement, 540,000 units of Bear Creek at a price of Cdn$3.25 per unit for total consideration of $1.5 million (Cdn$1.8 million). The units are comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of Cdn$4.25 for a period of two years from the transaction close date. As a result, Silver Wheaton owns approximately 15% of Bear Creek's total issued and outstanding shares.

Bear Creek is earning a 70% interest in the Corani silver project in Peru through continued expenditures and payments. To date, 23 trenches and over 70 drillholes have outlined significant silver mineralization over a large surface area, with a resource estimate expected in Q1 2006. Bear Creek is continuing to advance the project with drilling, environmental and social studies, and metallurgical testing programs.

Contractual obligations

In connection with the Luismin and Zinkgruvan Transactions, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment. This inflationary adjustment, which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

Discontinued operations

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of Cdn$325,000 to a group that included former directors and shareholders of the Company.

Related party transactions

At December 31, 2005, Goldcorp owned 58.9% of the Company's outstanding common shares. During 2005, the Company purchased 7.9 million ounces (four months ended December 31, 2004 - 1.4 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $30.8 million (four months ended December 31, 2004 - $5.4 million).

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost. During the year ended December 31, 2005, total management fees paid to Goldcorp were $416,000 (four months ended December 31, 2004 - $131,800). This agreement allows for cancellation with 30 days notice at any time.

In addition, during 2005, payments made by Goldcorp on the Company's behalf totalled approximately $225,600 (four months ended December 31, 2004 - $1.5 million). At December 31, 2005, the Company did not have any outstanding amounts due to Goldcorp (December 31, 2004 - $1.0 million was owed to Goldcorp).

RISKS AND UNCERTAINTIES

The main risks that can affect the profitability of the Company include changes in silver prices, currency fluctuations, government regulation, silver supply, foreign operations and income taxes.

Silver prices

Profitability of the Company depends on silver prices. A $0.50 per ounce change in the price of silver would impact 2006 net earnings by approximately $6 million.

Silver prices are affected by numerous factors such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver producing countries throughout the world. This risk is mitigated through the downside silver price protection provided for in the silver contracts, whereby silver is purchased at the lower of $3.90 per ounce or the market price.

Currency fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Silver is sold in US dollars and a portion of the Company's costs are incurred in Canadian dollars. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company's financial position.

Government regulations

The mining, processing, development and mineral exploration activities of the companies that Silver Wheaton purchases silver from are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could result in production disturbances.

Silver supply

The Company has agreed to purchase all of the silver produced by the Luismin and Zinkgruvan mines. Other than the security interests which have been granted to Silver Wheaton, the Company has no contractual rights relating to the operations of Luismin or Zinkgruvan nor does it have any ownership interest in the mines. Other than the penalties payable by Goldcorp and Zinkgruvan to Silver Wheaton if, at the end of the Luismin or Zinkgruvan Guarantee Period, as applicable, the total number of ounces of silver sold to Silver Wheaton is less than the applicable minimum amount, the Company will not be entitled to any compensation if Luismin or Zinkgruvan does not meet its forecasted silver production targets in any specified period or if Luismin or Zinkgruvan shut down or discontinue their mining operations in Mexico and Sweden, respectively, on a temporary or permanent basis.

Foreign operations

SW Caymans purchases silver from companies that operate in Mexico and Sweden, and as such the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary between the two countries and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risk of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure for these companies to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Income taxes

All of the Company's silver trading activities are performed by it's wholly owned subsidiary Silver Wheaton (Caymans) Ltd., which is not subject to income taxes. Changes to taxations laws in either Canada or the Cayman Islands, could result in some or all of the Company's profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's profits being subject to income tax.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company's consolidated financial statements describes all of the significant accounting policies.

Silver contracts

Silver contracts are a significant asset of the Company, with a carrying value of $130.3 million at December 31, 2005. This amount represents the capitalized expenditures related to the acquisition of the Luismin and Zinkgruvan silver purchase contracts. Luismin and Zinkgruvan estimate the reserves and resources relating to each contract. Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract. Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations. At December 31, 2005 no write-down was required.

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Goldcorp. As a result, the cost of the Luismin silver contract has been recorded in Silver Wheaton's books at Goldcorp's book value.

Income tax

As the Company's profit is derived from its subsidiary, Silver Wheaton (Caymans) Corp., which is incorporated and operated in the Cayman Islands, the Company's profits bear no tax. Management views the subsidiary's profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

OUTLOOK

The Company expects to sell approximately 11.5 million ounces of silver in each of the years, 2006, 2007 and 2008, increasing to 15.0 million ounces per annum thereafter.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management's Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

/T/

Consolidated Statements of Operations

(US dollars and shares in thousands, except per share amounts)

--------------------------------------------------------------------

                           Year Four Months         Year        Year

                          Ended       Ended        Ended       Ended

                    December 31 December 31    August 31   August 31

              Note         2005        2004         2004        2003

--------------------------------------------------------------------

Silver sales         $   70,895   $  10,986     $      -    $      -

--------------------------------------------------------------------

Cost of sales            37,839       5,870            -           -

Depreciation              6,000         797            -           -

--------------------------------------------------------------------

                         43,839       6,667            -           -

--------------------------------------------------------------------

Earnings

 from

 operations              27,056       4,319            -           -

--------------------------------------------------------------------

Expenses and

 other income

 General and

  administrative          1,980         381           45          17

 Stock based

  compensation 6(c)         463       5,046           10           -

 Project

  evaluation                 91          69            -           -

 Interest

  income                   (705)       (255)           -           -

 Foreign

  exchange

  gain                      (64)     (2,687)           -           -

--------------------------------------------------------------------

                          1,765       2,554           55          17

--------------------------------------------------------------------

Earnings

 (loss)

 before

 discontinued

 operations              25,291       1,765          (55)        (17)

--------------------------------------------------------------------

 (Loss) earnings

 from

discontinued

 operations     12            -           -          (96)         76

--------------------------------------------------------------------

Net earnings

 (loss)              $   25,291   $   1,765     $   (151)   $     59

--------------------------------------------------------------------

--------------------------------------------------------------------

Basic and

 diluted

 earnings

 (loss)

 per share

 from

 continuing

 operations          $     0.15   $    0.02    $   (0.03)   $  (0.01)

Basic and

 diluted

 earnings

 (loss)

 per share

 from

 discontinued

 operations          $     0.00   $     0.00    $  (0.06)   $   0.04

Basic and

 diluted

 earnings

 (loss)

 per share           $     0.15   $     0.02    $  (0.09)   $   0.03

Weighted

 average

 number

 of shares

 outstanding

  - basic               167,538       96,606       1,723       1,720

  - diluted             170,987       97,485       1,723       1,720

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(US dollars and shares in thousands)

--------------------------------------------------------------------

                                 December 31 December 31   August 31

                           Note         2005        2004        2004

--------------------------------------------------------------------

Assets

Current

 Cash and cash

  equivalents                     $  117,741    $ 19,989    $    320

 Cash in escrow                            -           -      53,163

 Accounts receivable                   2,491         163           8

 Silver inventory                        383         478           -

 Other                                    44          49           -

--------------------------------------------------------------------

                                     120,659      20,679      53,491

Long-term investments         4       15,069           -           -

Silver contracts              5      130,254     136,254           -

Other                                    169          55           -

--------------------------------------------------------------------

                                  $  266,151    $156,988    $ 53,491

--------------------------------------------------------------------

--------------------------------------------------------------------

Liabilities

Current

 Accounts payable                 $    1,761    $  2,496    $  3,320

 Accrued liabilities                     200          61           -

--------------------------------------------------------------------

                                       1,961       2,557       3,320

Shareholders' Equity

Share purchase options                 4,953       5,046           8

Restricted share units                    26           -           -

Subscription receipts                      -           -      49,855

Warrants                    6(b)      38,867      28,579           -

Share capital

 Common shares

  Authorized: unlimited

   shares, no par value;

  Issued and outstanding:

   183,375

   (December 31, 2004

   - 167,010;

    August 31, 2004

   - 1,740)                   6      193,711     119,464         731

Retained earnings

 (deficit)                            26,633       1,342        (423)

--------------------------------------------------------------------

                                     264,190     154,431      50,171

--------------------------------------------------------------------

                                  $  266,151    $156,988    $ 53,491

--------------------------------------------------------------------

--------------------------------------------------------------------

Commitments (Note 10) and Subsequent Events (Note 13)

Approved by the Board

Eduardo Luna, Director

Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(US dollars in thousands)

--------------------------------------------------------------------

                           Year Four Months         Year        Year

                          Ended       Ended        Ended       Ended

                    December 31 December 31    August 31   August 31

              Note         2005        2004         2004        2003

--------------------------------------------------------------------

Operating

 Activities

Net earnings

 (loss) from

 continuing

 operations          $   25,291   $   1,765     $    (55)   $    (17)

Items not

 affecting

 cash

 Depreciation             6,000         797            -           -

 Project

  evaluation

  costs

  written

  off                        54           -            -           -

 Stock based

  compensation 6(c)         463       5,046           10           -

 Other                       39           -            -           -

Change in

 non-cash

 working

 capital         7       (1,843)        748            1           2

--------------------------------------------------------------------

Cash generated

 by

 (applied to)

 operating

 activities              30,004       8,356          (44)        (15)

Financing

 Activities

Shares issued            86,219     104,202           11           -

Share issue

 costs                   (4,816)     (6,145)           -           -

Warrants

 exercised                  100           -            -           -

Share purchase

 options

 exercised                1,979           -            -           -

--------------------------------------------------------------------

Cash generated

 by financing

 activities              83,482      98,057           11           -

Investing

 Activities

Purchase of

 long-term

 investments            (15,069)          -            -           -

Silver contracts           (483)    (86,744)           -           -

Other                      (182)          -            -           -

--------------------------------------------------------------------

Cash applied

 to investing

 activities             (15,734)    (86,744)           -           -

Cash flows

 from

 discontinued

 operations

Sale of

 discontinued

 operations                   -           -          247           -

Advances from

 discontinued

 operations                   -           -           14          17

--------------------------------------------------------------------

                              -           -          261          17

--------------------------------------------------------------------

Increase in

 cash and

 cash

 equivalents             97,752      19,669          228           2

Cash and cash

 equivalents,

 beginning of

 period                  19,989         320           92          90

--------------------------------------------------------------------

Cash and cash

 equivalents,

 end of

 period              $  117,741   $  19,989     $    320    $     92

--------------------------------------------------------------------

--------------------------------------------------------------------

/T/

At December 31, 2005, the Company's cash and cash equivalents consisted of $8,827,000 in cash and $108,914,000 in cash equivalents. The Company paid no interest or income taxes for the year ended December 31, 2005, the four months ended December 31, 2004 and the years ended August 31, 2004 and 2003.

The accompanying notes form an integral part of these consolidated financial statements.

/T/

Consolidated Statements of Shareholders' Equity

(US dollars and shares in thousands)

--------------------------------------------------------------------

                                   Common Shares            Warrants

                                 Shares    Amount  Warrants   Amount

--------------------------------------------------------------------

At August 31, 2002                1,720  $    718         -  $     -

 Net earnings                         -         -         -        -

--------------------------------------------------------------------

At August 31, 2003                1,720       718         -        -

 Subscription receipts                -         -         -        -

 Share purchase options

  exercised                          20        13         -        -

 Fair value of share purchase

  options issued                      -         -         -        -

 Net loss                             -         -         -        -

--------------------------------------------------------------------

At August 31, 2004                1,740       731         -        -

 Shares issued                  165,200   125,481         -        -

 Share issue costs                    -    (6,790)        -        -

 Share purchase options

  exercised                          70        42         -        -

 Warrants issued                      -         -   158,000   28,579

 Fair value of share

  purchase options issued             -         -         -        -

 Net earnings                         -         -         -        -

--------------------------------------------------------------------

At December 31, 2004            167,010   119,464   158,000   28,579

 Public offering                 15,625    75,902     7,813   10,317

 Share issue costs                    -    (4,319)        -        -

 Fair value of share

  purchase options issued             -         -         -        -

 Fair value of restricted

  share units issued                  -         -         -        -

 Share purchase options

  exercised                         710     2,535         -        -

 Warrants exercised                  30       129      (150)     (29)

 Net earnings                         -         -         -        -

--------------------------------------------------------------------

At December 31, 2005            183,375  $193,711   165,663  $38,867

--------------------------------------------------------------------

--------------------------------------------------------------------

--------------------------------------------------------------------

                                    Re-

                       Share  stricted  Subscrip- Retained

                    Purchase     Share      tion  Earnings

                     Options     Units  Receipts  (Deficit)    Total

--------------------------------------------------------------------

At August 31, 2002   $     -     $   -   $     -  $   (331) $    387

 Net earnings              -         -         -        59        59

--------------------------------------------------------------------

At August 31, 2003         -         -         -      (272)      446

 Subscription

  receipts                 -         -    49,855         -    49,855

 Share purchase

  options exercised       (2)        -         -         -        11

 Fair value of

  share purchase

  options issued          10         -         -         -        10

 Net loss                  -         -         -      (151)     (151)

--------------------------------------------------------------------

At August 31, 2004         8         -    49,855      (423)   50,171

 Shares issued             -         -   (49,855)        -    75,626

 Share issue costs         -         -         -         -    (6,790)

 Share purchase

  options exercised       (8)        -         -         -        34

 Warrants issued           -         -         -         -    28,579

 Fair value of

  share purchase

  options issued       5,046         -         -         -     5,046

 Net earnings              -         -         -     1,765     1,765

--------------------------------------------------------------------

At December 31, 2004   5,046         -         -     1,342   154,431

 Public offering           -         -         -         -    86,219

 Share issue costs         -         -         -         -    (4,319)

 Fair value of

  share purchase

  options issued         463         -         -         -       463

 Fair value of

  restricted share

  units issued             -        26         -         -        26

 Share purchase

  options exercised     (556)        -         -         -     1,979

 Warrants exercised        -         -         -         -       100

 Net earnings              -         -         -    25,291    25,291

--------------------------------------------------------------------

At December 31, 2005 $ 4,953     $  26   $     -  $ 26,633  $264,190

--------------------------------------------------------------------

--------------------------------------------------------------------

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Year Ended December 31, 2005, Four Months Ended December 31, 2004

and Years Ended August 31, 2004 and 2003

(US dollars)

/T/

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. ("Silver Wheaton" or "the Company") is engaged in the silver mining business.

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River Minerals Ltd.'s ("Wheaton River") Luismin mining operations in Mexico for a payment equal to the lesser of US$3.90 or the prevailing market rate per ounce of delivered silver, subject to adjustment (Note 3). On April 15, 2005, Wheaton River amalgamated with Goldcorp Inc. to form Goldcorp Inc. ("Goldcorp") and the silver purchase agreement with Silver Wheaton was assumed by Goldcorp.

In addition, on December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation's Zinkgruvan mine in Sweden for a payment equal to the lesser of US$3.90 or the prevailing market rate per ounce of delivered silver, subject to adjustment (Note 3).

The Company began trading on the Toronto Stock Exchange (TSX) on October 22, 2004 and on the American Stock Exchange (AMEX) on July 6, 2005, under the symbol SLW. In December, 2004, the Company's name was changed from Chap Mercantile Inc to Silver Wheaton Corp. and the outstanding shares were consolidated on a 5 for 1 basis. The year end of the Company was changed from August 31 to December 31 and as a result, the comparative figures are for the four months ended December 31, 2004 and the years ended August 31, 2004 and 2003.

2. ACCOUNTING POLICIES

(a) Canadian generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation of Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") is provided in Note 13.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Ltd. The Company's former subsidiary, Dial Locksmith Ltd ("Dial"), was consolidated to the date of disposal, February 25, 2004.

(c) Silver contracts

Contracts for which settlement is called for in silver are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

(d) Discontinued operations

The Company disposed of Dial effective February 25, 2004.

(e) Change in functional and reporting currency

Effective September 1, 2004, the functional currency of the Company was changed from the Canadian to the United States dollar. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars. Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States/Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders' equity were translated at historic rates.

(f) Foreign currency translation

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

(g) Income taxes

The future income tax asset and liability method of accounting for income taxes is used. As the Company's profit is derived from its subsidiary, Silver Wheaton (Caymans) Ltd., which is incorporated and operated in the Cayman Islands, the Company's profits bear no tax. Management views the subsidiary's profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

(h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas where management's judgment is applied are asset valuations, depreciation, and income taxes. Actual results could differ from those reported.

(i) Stock-based compensation

The fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations. The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

The Company did not issue stock options prior to the year ended August 31, 2003.

(j) Financial instruments

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

(k) Long-term investments

Long-term investments are carried at cost. When there is decline in market value that is other than temporary, these investments are written down to provide for the loss.

(l) Revenue recognition

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

(m) Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

(n) Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 91 days.

(o) Silver inventory

Silver inventory is valued at the lower of average cost and net realizable value.

3. ACQUISITIONS

(a) Luismin silver contract

On October 15, 2004, the Company entered into a twenty five year agreement to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares (post-consolidation) of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the "Luismin Transaction"). Under the agreement Luismin is required to deliver a minimum of 120 million ounces over the 25 year period following the contract date. If the actual amount of silver delivered is less than this minimum, a penalty of $0.50 per ounce of the shortfall is payable. In addition, under the agreement, Silver Wheaton will be obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract, however, these costs will be reimbursed during periods where actual capital expenditures fall below 90% of projected capital expenditures.

If Silver Wheaton or Goldcorp acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently own an interest in, and the property becomes the subject of a positive feasibility study or consists of active mining operations within a period of three years from the date of the contract, then the owner of the interest must offer the other party the opportunity to purchase and participate in the project so the resulting project ownership would be Goldcorp 51% / Silver Wheaton 49% and Goldcorp will be entitled to become operator of the project.

For a period of three years, Goldcorp, so long as it owns at least 20% of the outstanding shares of the Company, has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional Silver Wheaton shares pursuant to an equity financing or otherwise.

The allocation of the purchase price is summarized in the table below:

/T/

(in thousands)

Purchase Price

 Cash                   $ 36,744

 Shares                   21,958

 Acquisition costs           430

--------------------------------

                        $ 59,132

--------------------------------

--------------------------------

/T/

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Goldcorp. As a result, the cost of the Luismin silver contract was recorded in Silver Wheaton's books at Goldcorp's book value, plus acquisition costs of $430,000.

In February, 2006, Silver Wheaton agreed to amend the terms of the silver purchase agreement (Note 13).

(b) Zinkgruvan silver contract

On December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation's Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the "Zinkgruvan Transaction"). Under the agreement Zinkgruvan is required to deliver a minimum of 40 million ounces over the 25 year period following the contract date. If the actual amount of silver delivered is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable. In addition, under the Zinkgruvan agreement, the Company is not liable for any capital asset expenditures.

Each warrant grants the holder the right to purchase 0.20 of one of the Company's post-consolidation common shares. The Warrants have been recorded at their fair value, which has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years. The allocation of the purchase price is summarized in the table below:

/T/

(in thousands)

Purchase Price

 Cash                   $ 50,000

 Shares and warrants      27,866

 Acquisition costs            53

--------------------------------

                        $ 77,919

--------------------------------

--------------------------------

4. LONG-TERM INVESTMENTS

                                               December 31, 2005

                                         Book    Market   Unrealized

(in thousands)                          Value     Value        Gains

--------------------------------------------------------------------

Bear Creek Mining Corporation        $ 13,696  $ 20,105      $ 6,409

Other                                   1,373     1,544          171

--------------------------------------------------------------------

                                     $ 15,069  $ 21,649      $ 6,580

--------------------------------------------------------------------

--------------------------------------------------------------------

/T/

On August 11, 2005, the Company acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSX VENTURE:BCM) ("Bear Creek") on the open market at a price of Cdn$3.03 per share, for total consideration of $12.2 million (Cdn$14.6 million). In addition, on August 30, 2005, the Company acquired by way of private placement, 540,000 units of Bear Creek at a price of Cdn$3.25 per unit for total consideration of $1.5 million (Cdn$1.8 million). The units are comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of Cdn$4.25 for a period of two years from the transaction close date. As a result, Silver Wheaton owns approximately 15% of Bear Creek's total issued and outstanding shares.

The market value of Bear Creek includes the estimated value of the warrants acquired as part of the private placement, which have been valued using a binomial option pricing model.

/T/

5. SILVER CONTRACTS

                                           2005

                                      Accumulated

(in thousands)                 Cost  Depreciation          Net

--------------------------------------------------------------

Luismin                   $  59,132      $ (3,517)   $  55,615

Zinkgruvan                   77,919        (3,280)      74,639

--------------------------------------------------------------

                          $ 137,051      $ (6,797)   $ 130,254

--------------------------------------------------------------

--------------------------------------------------------------

                                           2004

                                      Accumulated

(in thousands)                 Cost  Depreciation          Net

--------------------------------------------------------------

Luismin                   $  59,132        $ (586)   $  58,546

Zinkgruvan                   77,919          (211)      77,708

--------------------------------------------------------------

                          $ 137,051        $ (797)   $ 136,254

--------------------------------------------------------------

--------------------------------------------------------------

/T/

6. SHAREHOLDERS' EQUITY

(a) Shares issued

A summary of the Company's issued and outstanding shares at December 31, 2005 and 2004, August 31, 2004 and 2003, and the changes for the periods ending on those dates is presented below:

/T/

                                                   Number of   Price

                                                      Shares   (Cdn$)

--------------------------------------------------------------------

At August 31, 2003                                 1,720,000

 Options exercised                                    20,000   $0.75

--------------------------------------------------------------------

At August 31, 2004                                 1,740,000

 Shares issued to Goldcorp in connection

  with Luismin Transaction (Note 3(a))           108,000,000    2.00

 Private placement to finance

  Luismin Transaction                             35,000,000    2.00

 Shares issued to Lundin in connection with

  Zinkgruvan Transaction (Note 3(b))               6,000,000    4.25

 Private placement to finance

  Zinkgruvan Transaction                          16,200,000    3.75

 Options exercised                                    70,000    0.75

--------------------------------------------------------------------

At December 31, 2004                             167,010,000

 Options exercised                                   710,000    3.27

 Warrants exercised                                   30,000    4.00

 Public offering                                  15,625,000    6.40

--------------------------------------------------------------------

At December 31, 2005                             183,375,000

--------------------------------------------------------------------

--------------------------------------------------------------------

/T/

On August 5, 2004, in connection with the Luismin Transaction, the Company raised gross proceeds of $53.2 million (Cdn$70 million) from a private placement of 175 million subscription receipts at a price of Cdn$0.40 per unit. On October 22, 2004, each of the subscription receipts was automatically converted without payment of additional consideration into 0.2 common shares (post-consolidation), and one-half of one common share purchase warrant of the Company (TSX:SLW.WT). Five common share purchase warrants entitle the holder to purchase one common share (post-consolidation) at a price of Cdn$4.00 per share for a period of five years expiring August 5, 2009.

On November 30, 2004, in connection with the Zinkgruvan Transaction, the Company raised gross proceeds of $51.0 million (Cdn$60.75 million) from a private placement of 81 million subscription receipts at a price of Cdn$0.75 per unit. Each subscription receipt was automatically converted without payment of additional consideration into 0.2 Silver Wheaton common shares (post-consolidation) and one-half of one Series "A" common share purchase warrant (TSX:SLW.WT.A) of Silver Wheaton. Five Series "A" warrants entitle the holder to purchase one Silver Wheaton common share (post-consolidation) at a price of Cdn$5.50 until November 30, 2009.

On December 21, 2004 the Company's common shares were consolidated on a 5 for 1 basis, reducing the number of common shares outstanding at December 31, 2004 to 167,010,000.

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit. Each subscription receipt was automatically converted without payment of additional consideration into one common share and one-half of one Series "B" common share purchase warrant (TSX:SLW.WT.B) of the Company. Each Series B warrant entitles the holder to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010.

(b) Warrants

A summary of the Company's warrants at December 31, 2005 and 2004, August 31, 2004 and 2003 and the changes for the periods ending on those dates is presented below:

/T/

                                                   Weighted

                                     Warrants  Avg Exercise  Exchange

                                  Outstanding   Price (Cdn$)    Ratio

---------------------------------------------------------------------

At August 31, 2004 and 2003                 -

---------------------------------------------------------------------

 Issued in connection with

  Luismin private placement        87,500,000        $ 0.80       0.2

 Issued in connection with

  Zinkgruvan private placement     40,500,000          1.10       0.2

 Issued to Lundin in connection

  with Zinkgruvan Transaction      30,000,000          0.80       0.2

---------------------------------------------------------------------

At December 31, 2004              158,000,000          0.88       0.2

 Issued in connection with

  public offering                   7,812,500         10.00       1.0

 Exercised                           (150,000)         0.80       0.2

---------------------------------------------------------------------

At December 31, 2005              165,662,500        $ 1.31      0.24

---------------------------------------------------------------------

---------------------------------------------------------------------

/T/

At issuance, each share purchase warrant and Series A warrant (TSX:SLW.WT and SLW.WT.A respectively) granted the holder the right to purchase one common share of the Company at the applicable exercise price. On December 21, 2004, the Company's common shares were consolidated 5 for 1. These warrants were not consolidated, resulting in each warrant granting the holder the right to purchase 0.20 of one of the Company's post-consolidation common shares. The Series B warrants were issued after the December 21, 2004 share consolidation, and therefore, each Series B warrant entitles the holder the right to purchase one of the Company's post-consolidation common shares.

Warrants issued during the year ended December 31, 2005 and the four months ended December 31, 2004 have been included in shareholders' equity at their fair value of $10.3 million and$28.6 million, respectively. Fair value of the warrants issued during 2005 has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 40%, an annual risk free interest rate of 3.0% and expected lives of five years.

The following table summarizes information about the warrants outstanding at December 31, 2005:

/T/

                                      Common Shares

                                              to be Effective

                                        Issued upon     Price

                      Exercise             Exercise       Per

              Warrants   Price  Exchange         of     Share  Expiry

           Outstanding   (Cdn$)    Ratio   Warrants     (Cdn$)   Date

---------------------------------------------------------------------

Share

 purchase

 warrants  117,350,000  $ 0.80      0.20 23,470,000    $ 4.00  Aug 5,

                                                                 2009

Series A

 Warrants   40,500,000    1.10      0.20  8,100,000      5.50 Nov 30,

                                                                 2009

Series B

 Warrants    7,812,500   10.00      1.00  7,812,500     10.00 Dec 22,

                                                                 2010

---------------------------------------------------------------------

           165,662,500                   39,382,500    $ 5.50

---------------------------------------------------------------------

---------------------------------------------------------------------

/T/

(c) Share purchase options

The Company has established a share purchase option plan whereby the Company's board of directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during 2005 of $463,000 (four months ended December 31, 2004 - $5,046,000) was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

On December 21, 2004 the Company's common shares were consolidated on a 5 for 1 basis, therefore, all of the option figures below are presented on a consolidated basis. At December 31, 2005 there were 4,330,000 options available for grant under the plan.

A summary of the Company's options at December 31, 2005 and 2004, August 31, 2004 and 2003 and the changes for the periods ending on those dates is presented below:

/T/

                                                            Weighted

                                                             Average

                                            Number of       Exercise

                                               Shares    Price (Cdn$)

---------------------------------------------------------------------

At August 31, 2003                                  -              -

 Granted                                       90,000         $ 0.75

 Exercised                                    (20,000)          0.75

---------------------------------------------------------------------

At August 31, 2004                             70,000         $ 0.75

 Granted                                    6,500,000           3.26

 Exercised                                    (70,000)          0.75

---------------------------------------------------------------------

At December 31, 2004                        6,500,000           3.26

 Granted                                      630,000           5.59

 Exercised                                   (710,000)          3.27

---------------------------------------------------------------------

                                            6,420,000         $ 3.48

---------------------------------------------------------------------

---------------------------------------------------------------------

/T/

The following table summarizes information about the options outstanding and exercisable at December 31, 2005.

/T/

                                             Weighted

                                              Average

                                            Remaining

                              Options     Contractual         Options

Exercise Prices (Cdn$)    Outstanding            Life     Exercisable

---------------------------------------------------------------------

$3.25                       5,870,000       3.8 years       5,870,000

$4.10                          20,000       3.9 years          20,000

$6.03                         530,000       4.9 years         176,667

---------------------------------------------------------------------

                            6,420,000       3.9 years       6,066,667

---------------------------------------------------------------------

---------------------------------------------------------------------

7. SUPPLEMENTAL CASH FLOW INFORMATION

                          December 31 December 31 August 31 August 31

(in thousands)       Note        2005        2004      2004      2003

---------------------------------------------------------------------

Change in non-cash

 working capital

 Accounts receivable         $ (2,074)   $   (155)     $ (8)     $  1

 Silver inventory                  96        (478)        -         -

 Accounts payable                  (9)      1,369         9         -

 Accrued liabilities              139          61         -         -

 Other                              5         (49)        -         1

---------------------------------------------------------------------

                             $ (1,843)   $    748      $  1      $  2

---------------------------------------------------------------------

---------------------------------------------------------------------

Non-cash financing and

 investing activities

  Shares issued in the

   Luismin

   Transaction        3(a)   $      -    $ 21,958      $  -      $  -

  Shares issued in the

   Zinkgruvan

   Transaction        3(b)   $      -    $ 27,866      $  -      $  -

/T/

8. RELATED PARTY TRANSACTIONS

At December 31, 2005, Goldcorp owned 58.9% of the Company's outstanding common shares. During 2005, the Company purchased 7.9 million ounces (four months ended December 31, 2004 - 1.4 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $30.8 million (four months ended December 31, 2004 - $5.4 million).

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost. During the year ended December 31, 2005, total management fees paid to Goldcorp were $416,000 (four months ended December 31, 2004 - $131,800). This agreement allows for cancellation with 30 days notice at any time.

In addition, during 2005, payments made by Goldcorp on the Company's behalf totalled approximately $225,600 (four months ended December 31, 2004 - $1.5 million). At December 31, 2005, the Company did not have any outstanding amounts due to Goldcorp (December 31, 2004 - $1.0 million was owed to Goldcorp).

9. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

/T/

                      December 31  December 31  August 31  August 31

(in thousands)               2005         2004       2004       2003

--------------------------------------------------------------------

Earnings (loss) from

 continuing operations

 before income taxes     $ 25,291     $  1,765     $  (55)     $ (17)

Canadian federal and

 provincial income

 tax rates                   35.6%        35.6%      35.6%      37.6%

--------------------------------------------------------------------

Income tax expense

 (recovery) based on

 above rates                9,004          629        (19)        (6)

Tax effect of

 non-deductible

 expenditures                 174        1,797          3          -

Lower effective tax rates

 on earnings of

 foreign subsidiary        (9,178)      (2,426)         -          -

--------------------------------------------------------------------

Income tax losses carried

 forward not recognized

 for accounting purposes        -            -         16          6

--------------------------------------------------------------------

Actual tax expense       $      -     $      -     $    -      $   -

--------------------------------------------------------------------

--------------------------------------------------------------------

The components of future income taxes are as follows:

                      December 31  December 31  August 31  August 31

(in thousands)               2005         2004       2004       2003

--------------------------------------------------------------------

Non-capital losses       $    520     $    251     $   30      $  15

Deductible temporary

 differences                2,849        1,245         17         20

--------------------------------------------------------------------

                            3,369        1,496         47         35

Valuation allowance        (3,369)      (1,496)       (47)       (35)

--------------------------------------------------------------------

                         $      -     $      -     $    -      $   -

--------------------------------------------------------------------

--------------------------------------------------------------------

/T/

Prior to the Luismin transaction, the Company operated primarily in Canada and was subject to taxation at the applicable statutory rates. Subsequent to the Luismin transaction, all of the Company's income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Ltd. ("SW Caymans"). SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%. The Company does not have any plans to repatriate this money to Canada. As a result, no future income tax assets or liabilities have been recognized.

10. COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 3), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.

The Company does not have any fixed commitments.

/T/

11. SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below. This information has been segmented on a silver contract basis. Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment, which was discontinued. As a result, similar figures are not applicable for prior periods.

/T/

                               Year Ended December 31, 2005

--------------------------------------------------------------------

(in thousands)          Luismin  Zinkgruvan  Corporate  Consolidated

--------------------------------------------------------------------

Statements of Operations

Sales                  $ 57,406    $ 13,489  $       -     $  70,895

--------------------------------------------------------------------

Cost of sales            30,754       7,085          -        37,839

Depreciation              2,931       3,069          -         6,000

--------------------------------------------------------------------

Earnings from

 operations              23,721       3,335          -        27,056

Expenses and

 other income                 -           -     (1,765)       (1,765)

--------------------------------------------------------------------

Net earnings (loss)    $ 23,721    $  3,335  $  (1,765)    $  25,291

--------------------------------------------------------------------

--------------------------------------------------------------------

(in thousands)          Luismin  Zinkgruvan  Corporate  Consolidated

--------------------------------------------------------------------

Total assets           $ 55,614    $ 77,214  $ 133,323     $ 266,151

Total liabilities      $      -    $  1,555  $     406     $   1,961

                        Four Months Ended December 31, 2004

--------------------------------------------------------------------

(in thousands)          Luismin  Zinkgruvan  Corporate  Consolidated

--------------------------------------------------------------------

Statements of Operations

Sales                  $ 10,175    $    811  $       -     $  10,986

--------------------------------------------------------------------

Cost of sales             5,410         460          -         5,870

Depreciation                586         211          -           797

--------------------------------------------------------------------

Earnings from

 operations               4,179         140          -         4,319

Expenses and

 other income                 -           -     (2,554)       (2,554)

--------------------------------------------------------------------

Net earnings (loss)    $  4,179    $    140  $  (2,554)    $   1,765

--------------------------------------------------------------------

--------------------------------------------------------------------

(in thousands)          Luismin  Zinkgruvan  Corporate  Consolidated

--------------------------------------------------------------------

Total assets           $ 58,546    $ 77,708  $  20,734     $ 156,988

Total liabilities      $    421    $    938  $   1,198     $   2,557

/T/

12. DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of $247,000 to a group that included former directors and shareholders of the Company.

The operations of Dial have been accounted for as a discontinued operation and, for reporting purposes, the results of operations, financial position and cash flows have been segregated from those of continuing operations for the current and prior periods. The Company has included in the results of discontinued operations the loss on the sale of Dial and the earnings from discontinued operations from the measurement date to the disposal date. At December 31, 2005 and 2004 and August 31, 2004 the Company did not have any assets or liabilities pertaining to discontinued operations.

Financial results of discontinued operation:

/T/

                      December 31  December 31  August 31  August 31

(in thousands)               2005         2004       2004       2003

--------------------------------------------------------------------

Sales                         $ -          $ -     $  453      $ 763

--------------------------------------------------------------------

Earnings                        -            -         62         76

Loss on disposal of

 Dial (net of income tax

 of $nil)                       -            -       (158)         -

--------------------------------------------------------------------

(Loss) earnings from

 discontinued operations      $ -          $ -     $  (96)     $  76

--------------------------------------------------------------------

--------------------------------------------------------------------

/T/

Cash flows from discontinued operations for the year ended August 31, 2004 consist of proceeds from the sale of Dial in the amount $247,000 and advances from Dial to the Company in the amount of $14,000 (2003 - $17,000).

13. SUBSEQUENT EVENTS

On February 13, 2006, Silver Wheaton announced that it has agreed to amend its existing silver purchase agreement in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Silver Wheaton’s annual silver sales will increase to approximately 11.5 million ounces for 2006, 2007 and 2008, increasing to 15 million ounces per annum thereafter.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007).  Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton, and a US$20 million promissory note, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton.  Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton. The total consideration of US$150 million is equal to the approximate value of Silver Wheaton’s share of the future capital expenditures estimated over the remaining life of the existing agreement.

Production of silver at the Luismin mines, which in 2005 approximated 8 million ounces, is expected to average approximately 9.5 million ounces for 2006, 2007 and 2008, increasing to 13 million ounces per annum thereafter. As a result of the amendment to the silver purchase agreement, Silver Wheaton will not be required to fund its 50% share of the increased capital expenditures planned by Goldcorp and will preserve its cash resources to fund growth opportunities.

14. RECENTLY ANNOUNCED ACCOUNTING STANTARDS

In March 2005, the Emerging Issues Committee issued EIC 152, Mining Assets - Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources ("VBPP") in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset. EIC 152 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. In addition, EIC 152 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under CICA 3063. The Company's current accounting policy of allocating the cost of silver contracts separately to reserves, resources and exploration potential and depreciating the value attributed to reserves on a unit-of-sale basis over the estimated recoverable reserves for each specific contract, is in compliance with EIC 152.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2004 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

/T/

CANADA - HEAD OFFICE                   DIRECTORS

Silver Wheaton Corp                    Ian Telfer

Waterfront Centre                      Eduardo Luna

Suite 1550 - 200 Burrard Street        Wade Nesmith

Vancouver, BC V6C 3L6                  Peter Gillin

Telephone: (604) 684-9648              John Brough

Fax: (604) 684-3123

Website: www.silverwheaton.com

CAYMAN ISLANDS OFFICE                  OFFICERS

Silver Wheaton Caymans Corp.           Eduardo Luna

PO Box 1791GT                           Chairman and Chief

1st Floor, Cayman Corporate Centre      Executive Officer

49 Hospital Road                       Peter Barnes

Grand Cayman, Cayman Islands            Executive Vice-President &

Telephone: (345) 946-7603               Chief Financial Officer

Fax: (345) 946-7604                    Randy Smallwood

                                        Vice-President

                                        Corporate Development

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange: SLW

American Stock Exchange: SLW

TRANSFER AGENT

CIBC Mellon Trust Company

1600 - 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

(800) 387-0825

Outside of Canada and the United States:

(416) 643-5500

Email: inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

INVESTOR RELATIONS

David Awram

Manager, Investor Relations

Toll free: (800) 380-8687

Email: info@silverwheaton.com

/T/

FOR FURTHER INFORMATION PLEASE CONTACT:

Silver Wheaton Corp.

David Awram

Manager, Investor Relations

Toll Free: 1-800-380-8687

info@silverwheaton.com

www.silverwheaton.com

INDUSTRY:  MNG

SUBJECT:   ERN